
Mail Stop 3561

December 14, 2009

David C. Mussman
Executive Vice President,
   Secretary and General Counsel
West Corporation
11808 Miracle Hills Drive
Omaha, Nebraska 68154

> **Re: West Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 1, 2009**
> **File No. 333-162292**

Dear Mr. Mussman:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response comment 1 of our letter dated November 20, 2009. Please disclose that the source for your assertion on page 3, and elsewhere in the document, that you are the largest provider of emergency communications infrastructure systems and services that support regulatory compliance and public safety mandates, based on the number of 9-1-1 calls facilitated, is management's belief. Please disclose on page 3 the explanation for the basis of such belief that is included in your response.

Prospectus Summary, page 1

2. We note your response to comment 2 of our letter dated November 20, 2009. Please identify the names of the related parties and the payments made for each party on page 11.

Risk Factors, page 15

Our amended and restated certificate of incorporation . . ., page 26

3. Please describe in greater detail the business opportunities you refer to and the circumstances under which such opportunities would arise. Also describe the resulting risk to the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Results of Operations, page 42

4. We have reviewed your revisions in response to comment 8 from our letter dated November 20, 2009. Your disclosures of noncontrolling interest on pages 46 and 49 appear to be incorrectly described. For example, on page 46, you stated that "During the nine months ended September 30, 2009 loss attributable to noncontrolling interest was $2.7 million compared to income attributed to noncontrolling interest of $2.3 million during the nine months ended September 30, 2008." However, in the nine months ended September 30, 2009, you had income attributable to noncontrolling interest of $2.7 million and, in the nine months ended September 30, 2008, a loss of $2.3 million. Please revise.

Business, page 70

Recent Development with respect to Noncontrolling Interests and Portfolio Receivables, page 84

5. We note your response to comment 12 of our letter dated November 20, 2009. Please also discuss the reorganization of the receivables management business and the impairment charges related to that business. If you expect to record any impairment charges in the fourth quarter of 2009, please disclose.

Certain Relationships and Related Party Transactions, page 112

6. Please disclose the "corporate opportunity" provisions in your certificate of incorporation, described on page 116.

2006 Recapitalization, page 112

   7. Please identify the executive officers and the payments made to each officer.

                                        ******

       As appropriate, please amend your registration statement in response to these
comments. Please provide us with marked copies of the amendment to expedite our
review. Please furnish a cover letter with your amendment that keys your response to our
comments and provides any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

       You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer
Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding
comments on the financial statements and related matters. Please contact Ronald E.
Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202)
551-3713 or me, at (202) 551-3720, with any other questions.

                                                  Sincerely,

                                                  H. Christopher Owings
                                                  Assistant Director

cc: Frederick C. Lowinger, Esq.
       Sidley Austin LLP
       Via facsimile to (312) 853-7036